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SEC
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FEB 19 2008
Washington, DC
101

SECUR 08026137 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Braymen, Lambert and Noel Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4123 McCullough
(No. and Street)

San Antonio	Texas	78212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Shannon Braymen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braymen, Lambert and Noel Securities, Ltd., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Partner

Title

Notary Public

MICHAEL PATRICK O'NEILL
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
4-13-2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

We have audited the accompanying statement of financial condition of Braymen, Lambert and Noel Securities, Ltd. as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Braymen, Lambert and Noel Securities, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	91,972
Receivable from clearing broker/dealer		161,759
Marketable debt securities		99,703
Clearing deposit		100,000
Prepaid expenses		106
Deposit		3,672
TOTAL ASSETS	$	457,212

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Commissions payable	$	68,419
Subordinated notes payable		200,000
TOTAL LIABILITIES		268,419
Partners' Capital		188,793
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	457,212

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Income
Year ended December 31, 2007

Revenue	
Securities commissions	$ 1,608,164
Interest income	18,416
Other revenue	163,279
TOTAL REVENUE	1,789,859
Expenses	
Compensation and related costs	1,287,781
Clearing and other charges	56,607
Management fees paid to General Partner	211,240
Interest	16,000
Regulatory fees and expenses	18,535
Professional fees	76,295
Other expenses	1,277
TOTAL EXPENSES	1,667,735
Net income before other income (loss)	122,124
Other income (loss)	
Other income	35,000
Realized loss on marketable debt securities	(160)
Unrealized gain on marketable debt securities	2,464
Net other income	37,304
NET INCOME	$ 159,428

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Changes in Partners' Capital
Year ended December 31, 2007

	General Partner	Limited Partners	Total
Balances at December 31, 2006	$ 294	$ 29,071	$ 29,365
Net income	1,594	157,834	159,428
Balances at December 31, 2007	$ 1,888	$ 186,905	$ 188,793

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2007

Balance at December 31, 2006	$ 200,000
Increases	-
Decreases	-
Balance at December 31, 2007	$ 200,000

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 159,428
Adjustments to reconcile net income to net cash provided by operating activities	
Realized loss on marketable debt securities	160
Unrealized gain on marketable debt securities	(2,464)
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	49,948
Decrease in prepaid expenses	226
Decrease in commissions payable	(65,488)
Net cash provided by operating activities	141,810
Cash flows from investing activities:	
Proceeds from maturity of marketable debt securities	10,312
Purchase of marketable debt securities	(97,239)
Net cash used in investing activities	(86,927)
Net increase in cash and cash equivalents	54,883
Cash and cash equivalents at beginning of year	37,089
Cash and cash equivalents at end of year	$ 91,972

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 16,000
Income taxes	$ -

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Braymen, Lambert and Noel Securities, Ltd. (the Partnership), a Texas limited partnership, was formed in December 2002. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership's customers are primarily institutions and high wealth individuals located in Texas.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is BLN Management, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2052, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Debt Securities

Marketable debt securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement requires minimum charges totaling $2,500 per month. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership had net capital and net capital requirements of $380,749 and $100,000, respectively. The Partnership's net capital ratio was .18 to 1.

Note 4 - Marketable Debt Securities

Marketable debt securities consist of a municipal bond with a fair value of $99,703, cost of $97,239, accumulated unrealized gain of $2,464 and unrealized gain of $2,464 for the year ended December 31, 2007.

Note 5 - Subordinated Notes Payable

At December 31, 2007, the Partnership has two subordinated notes payable to two limited partners, consisting of the following:

Subordinated unsecured note payable to limited partner with principal due at maturity on January 1, 2008; however, the note may be restricted as to repayment subject to regulatory approval. The note accrues interest at 8% per annum payable quarterly.	$ 120,000
Subordinated unsecured note payable to limited partner with principal due at maturity on January 1, 2008; however, the note may be restricted as to repayment subject to regulatory approval. The note accrues interest at 8% per annum payable quarterly.	80,000
	$ 200,000

Interest expense incurred during 2007 on these subordinated notes payable totaled $16,000.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership's money market funds, receivable from clearing broker/dealer, marketable debt securities and clearing deposit are held at or due from the Partnership's clearing broker/dealer. The Partnership has a total of $411,346, or approximately 90%, of its assets in amounts held at or due from the Partnership's clearing broker/dealer.

Note 7 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Services Agreement effective December 2002, the General Partner provides the Partnership with personal property, support staff and office space and incurs general and administrative expenses for the benefit of the Partnership. Fees for such services are determined at the discretion of the General Partner. The Agreement allows the Partnership to waive any such portion of the fees in order for the Partnership to remain in compliance with the minimum net capital requirements (Note 3). Fees incurred for the year ended December 31, 2007 under this Agreement totaled $211,240. The Agreement was not consummated on terms equivalent to arms length transactions.

The Partnership has two subordinated notes payable due to two limited partners totaling $200,000 (Note 5). Interest expense incurred during the year ended December 31, 2007 on these subordinated notes payable totaled $16,000.

Note 8 - 401k Profit Sharing Plan and Trust

The Partnership adopted the BLN Securities 401(K) Plan (the Plan) effective January 1, 2003. The Partnership and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees are eligible to participate after reaching the age of 21 and completing one-half year of service. Employee salary deferral contributions, any matching and/or nonelective contributions, and earnings on these contributions are 100% vested. The Partnership can contribute an amount of matching and/or nonelective contributions as determined by the Partnership at its discretion. The Partnership may or may not choose to make matching and/or nonelective contributions for a particular year in an amount it will determine each year. The Partnership did not make any matching contributions for the year ended December 31, 2007. The Partnership made non elective contributions totaling $9,365 and incurred Plan expenses totaling $2,472 for the year ended December 31, 2007, which are included in compensation and related costs in the accompanying statement of income.

Note 9 - Subsequent Event

The Partnership repaid the two subordinated notes payable to two limited partners totaling $200,000 in January 2008.

Schedule I

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total partners' capital qualified for net capital	$ 188,793
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	200,000
Total capital and allowable subordinated liabilities	388,793
Deductions and/or charges	
Non-allowable assets:	
Deposit	3,672
Total non-allowable assets	3,672
Net capital before haircuts on securities	385,121
Haircuts on Securities	
Money market funds	998
Marketable debt securities	3,374
Total haircuts on securities	4,372
Net Capital	$ 380,749
Aggregate indebtedness	
Commissions payable	$ 68,419
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 285,121
Ratio of aggregate indebtedness to net capital	.18 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by Braymen, Lambert and Noel Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

In planning and performing our audit of the financial statements of Braymen, Lambert and Noel Securities, Ltd. (the Partnership), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2008

END